Feed The Mass

Profit and Loss

January 1 - March 19, 2024

	TOTAL
Income	
3000 Revenues, gains & support	
3110 Product & Service Sales	301,917.50
3120 Unrestricted Donations	9,468.98
3130 Restricted Donations	1,332.67
3140 Unrestricted Grants	-10,000.00
3150 Restricted Grants	23,000.00
3400 In-Kind Donations	3,100.00
3975 Stripe Clearing (Give Lively)	0.00
Total 3000 Revenues, gains & support	**328,819.15**
Total Income	**$328,819.15**
Cost of Goods Sold	
4000 PRG - Program Expenses	
4100 PRG - Supplies & Food Purchases	95,623.00
4200 PRG - General Program Expenses	4,211.44
4300 PRG - Space Rental & Location Fees	28,126.71
4500 PRG - Salaries & Wages	62,772.96
4600 PRG - Payroll Taxes	5,351.87
4700 PRG - Travel and Transportation Expenses	1,317.18
4900 PRG - Small Tools & Equipment	1,494.58
4999 PRG - Merchant Fees	159.77
Total 4000 PRG - Program Expenses	**199,057.51**
Total Cost of Goods Sold	**$199,057.51**
GROSS PROFIT	**$129,761.64**
Expenses	
6000 Advertising & Promotion	1,737.52
6100 Website Expense	708.00
6150 SAAS - Software Expense	1,640.91
6200 Dues and Subscriptions	32.97
6300 Office Supplies & Expense	129.00
6800 Rent Expense	940.00
7000 Telephone & Internet Expense	799.50
7100 Utilities	882.79
7200 Bank Fees & Charges	81.12
7300 Automobile Expenses	
7310 Auto Repairs & Maintenance	3,223.58
7315 Auto Insurance Expense	-1,798.00
Total 7300 Automobile Expenses	**1,425.58**
7400 Insurance Expense	
7410 Workers Comp Insurance	364.72
Total 7400 Insurance Expense	**364.72**
7500 Licenses / Permits & Certifications	125.00
7600 Meals and Entertainment	

	TOTAL
7605 Meals	100.31
7615 Office Parties & Events (M&E 100%)	154.49
Total 7600 Meals and Entertainment	**254.80**
7700 Payroll Expenses	
7705 Board Compensation	
7706 Executive Director Salary	23,356.98
Total 7705 Board Compensation	**23,356.98**
7715 Salaries & Wages	13,750.00
7720 Employee Benefits	5,195.46
7730 Payroll Tax Expense	3,166.14
7735 Payroll Service	396.00
Total 7700 Payroll Expenses	**45,864.58**
7800 Professional Fees	1,620.00
7900 Outside Services	9,250.04
Melio Credit card fee	9.00
Total Expenses	**$65,865.53**
NET OPERATING INCOME	**$63,896.11**
Other Income	
9000 Interest Income	3.28
Total Other Income	**$3.28**
Other Expenses	
9200 Parking and Tolls	3,392.50
Total Other Expenses	**$3,392.50**
NET OTHER INCOME	**$ -3,389.22**
NET INCOME	**$60,506.89**

Feed The Mass

Balance Sheet

As of March 19, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000 OnPoint FTM Checking (69625)	16,396.45
1005 OnPoint FED Checking (69624)	5,139.01
1006 OnPoint CC&E Checking (69622)	3,240.28
1010 OnPoint FTM Savings (00001)	16,756.47
1060 PayPal Account (RZTU)	11,106.22
1070 Stripe Account (eha4)	0.00
1080 Venmo	0.00
1090 FEAST Fiscal Sponsorship Account (69623)	3.00
Total Bank Accounts	**$52,641.43**
Accounts Receivable	
1200 Accounts Receivable (A/R)	112,660.00
Total Accounts Receivable	**$112,660.00**
Other Current Assets	
1299 Undeposited Funds	49,500.00
1300 Prepaid Expenses	300.00
1310 Rental Deposits Paid	14,783.63
1325 Prepaid Rent	1,500.00
1335 Employee Advances	0.00
1340 Payroll Corrections	0.00
1350 IR - Intercompany	
1351 IR - PPS Program / FTM Parent	0.00
1352 IR - FTM Parent / PPS Summer Program	0.00
Total 1350 IR - Intercompany	**0.00**
Total Other Current Assets	**$66,083.63**
Total Current Assets	**$231,385.06**
Fixed Assets	
1500 PPE - Fixed Assets	
1510 PPE - Computer Software & Equipment	13,172.70
1530 PPE - Machinery & Equipment	46,007.18
1540 PPE - Vehicles	
1541 2012 Volswagan Routan (0426)	3,697.50
Total 1540 PPE - Vehicles	**3,697.50**
1599 PPE - Accumulated Depreciation	-12,785.13
Total 1500 PPE - Fixed Assets	**50,092.25**
Total Fixed Assets	**$50,092.25**
Other Assets	
1999 Ask My Accountant	5,740.98
Total Other Assets	**$5,740.98**
TOTAL ASSETS	**$287,218.29**
LIABILITIES AND EQUITY	

	TOTAL
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable (A/P)	35.43
Total Accounts Payable	**$35.43**
Other Current Liabilities	
2199 Deposits Held (Security/Customer General/Etc)	55,347.00
2200 Accrued Expenses	0.00
2255 Net Payroll Clearing	549.07
2260 Payroll Liabilities	7,303.80
2265 Tips Payable	682.44
2275 Retirement Plan Payable	348.35
Total Other Current Liabilities	**$64,230.66**
Total Current Liabilities	**$64,266.09**
Long-Term Liabilities	
2310 NP - Notes Payable	
2315 NP - FEAST Fiscal Sponsorship Grant Funds Payable	0.00
Total 2310 NP - Notes Payable	**0.00**
Total Long-Term Liabilities	**$0.00**
Total Liabilities	**$64,266.09**
Equity	
29000 Program Equity	
2800 Unrestricted Funds - Administration / General Fund	142,517.36
2905 Restricted Funds - CC&E Food Education Program	0.00
2910 Restricted Funds - CC&E Cultured Cooking Classes	0.00
2915 Restricted Funds - CC&E OCF Job Readiness Program	0.00
2920 Restricted Funds - CC&E PPS Summer Program	0.00
2925 Restricted Funds - FED Program	0.00
2935 Restricted Funds - Grow Kit Grant	0.00
2936 Restricted Funds - Feed the Kids	25,016.01
2940 Restricted Funds - CC&E Digital Education Program	0.00
2945 Restricted Funds - WYSS Grant	3,000.00
Total 29000 Program Equity	**170,533.37**
2950 Program Equity (Contra)	-8,088.06
2995 Retained Earnings	0.00
Net Income	60,506.89
Total Equity	**$222,952.20**
TOTAL LIABILITIES AND EQUITY	**$287,218.29**

Feed The Mass

Statement of Cash Flows

January 1 - March 19, 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	60,506.89
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1200 Accounts Receivable (A/R)	-21,564.00
2000 Accounts Payable (A/P)	-4,593.87
2199 Deposits Held (Security/Customer General/Etc)	-5,206.25
2255 Net Payroll Clearing	-1,226.67
2260 Payroll Liabilities	-408.58
2275 Retirement Plan Payable	348.35
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-32,651.02**
Net cash provided by operating activities	**$27,855.87**
INVESTING ACTIVITIES	
1999 Ask My Accountant	-5,740.98
Net cash provided by investing activities	**$ -5,740.98**
FINANCING ACTIVITIES	
2800 Program Equity:Unrestricted Funds - Administration / General Fund	-15,735.73
2936 Program Equity:Restricted Funds - Feed the Kids	23,823.79
2950 Program Equity (Contra)	-264,469.77
2995 Retained Earnings	256,381.71
Net cash provided by financing activities	**$0.00**
NET CASH INCREASE FOR PERIOD	**$22,114.89**
Cash at beginning of period	80,026.54
CASH AT END OF PERIOD	**$102,141.43**